CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

VIRTUALSCOPICS, INC.

a Delaware corporation

VirtualScopics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.             The name of the Corporation is VirtualScopics, Inc. It was originally incorporated under the name ConsultAmerica, Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 27, 1988.

2.             Pursuant to Section 242 of the General Corporation Law, the amendments herein set forth have been duly approved by the Board of Directors and stockholders of the Corporation.

3.             Paragraph 4 of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“4.The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares, of which Eighty-Five Million (85,000,000) shares shall be classified as common stock, par value $.001 per share (“Common Stock”), which Common Stock shall have no cumulative voting or preemptive rights, and Fifteen Million (15,000,000) shares shall be classified as preferred stock, par value $.001 per share (“Preferred Stock”), with the right conferred upon the Board of Directors of the Corporation to set the dividend, voting, conversion, liquidation and other rights as well as such redemption or sinking fund provisions and the qualifications, limitations and restrictions with respect to such Preferred Stock, as the Board of Directors may determine from time to time.

At 5:00 p.m., Eastern Standard Time, on the date of filing of this Certificate of Amendment of the Certificate of Incorporation (the “Effective Date”), each ten (10) outstanding shares of Common Stock shall be combined, automatically and without further action, into one (1) share of Common Stock. No fractional shares shall be issued to stockholders in connection with this reverse stock split, but instead, cash shall be distributed to each stockholder who would otherwise have been entitled to receive a fractional share. Such cash value shall be based upon the fair market value of the shares of Common Stock on the Effective Date, and shall be remitted to the stockholders entitled thereto.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Designation to be signed by its authorized officer this 21st day of August, 2013.

VIRTUALSCOPICS, INC.

By:	/s/ Molly Henderson
Molly Henderson
Chief Business and Financial Officer